UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Verint Systems Joins Alvarion's OPEN™ WiMAX Ecosystem. Dated June 3rd, 2008	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3rd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Verint Systems Joins Alvarion’s OPEN™
WiMAX Ecosystem

Showcasing joint solution for lawful interception at ITRI labs during
WiMAX Expo Taipei, June 3-7 2008

TEL AVIV, Israel, June 3, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that Verint Systems Inc. has joined its OPEN™ WiMAX ecosystem. As part of this collaboration, the two companies plan to demonstrate their joint offering for comprehensive lawful interception at the Industrial Technology Research Institute (ITRI) in Hsinchu, Taiwan during Taipei WiMAX Expo.

The Alvarion-Verint offering is comprised of Verint’s STAR-GATE™ LI, fully integrated into Alvarion’s 4Motion® Mobile WiMAX™ solution. Alvarion’s proven field experience and leadership in WiMAX, coupled with Verint’s expertise from hundreds of lawful interception implementations worldwide, represents a strong partnership with a unique value proposition for service providers.

“As WiMAX continues to gain momentum in the wireless broadband market, compatible lawful interception solutions are necessary,” said Liron Langer, Vice President, Product Marketing for Verint Communications Service Providers solutions. “Joining Alvarion’s OPEN WiMAX ecosystem and demonstrating our STAR-GATE LI supported by Alvarion’s mature 802.16e technology helps enable immediate and cost effective compliance with communication interception regulations across the globe.”

“We are happy that Verint has joined our strong ecosystem of partners,” said Uzi Brier, President Broadband Mobility of Alvarion. “Verint’s STAR-GATE LI has been tested and is fully interoperable with our 4Motion solution, ensuring carrier-grade capabilities over WiMAX networks. Lawful interception is required by law in various countries, and supporting our many customers’ needs with innovative solutions is part of our flexible policy. Furthermore, by continuing to extend our diversified ecosystem with leading technology partners like Verint, the market can benefit from unique, robust and open solutions that encourage competition and result in reduced costs.”

About Verint Systems Inc.
Verint Systems Inc. (VRNT.PK), headquartered in Melville, New York, is a leading provider of actionable intelligence solutions for an optimized enterprise and a safer world. Today, more than 10,000 organizations in over 150 countries rely on Verint solutions to perform more effectively, build competitive advantage and enhance the security of people, facilities and infrastructure. Visit us at our website www.verint.com.

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.